Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Mar 28	Mar 30
	2008	2007

Basic:
Average shares outstanding	20,389,000	20,153,000

Net Income	$4,596,000	$23,114,000
Per share amount	$0.23	$1.15

Diluted:
Average shares outstanding	20,389,000	20,153,000
Dilutive stock securities based on the treasury stock method using average market price	194,000	460,000

Totals	20,583,000	20,613,000

Net Income	$4,596,000	$23,114,000
Per share amount	$0.22	$1.12